

January 12, 2011

Michael Yufeng Chi
Chairman and Chief Executive Officer
Perfect World Co., Ltd.
8th Floor, Huakong Building
No. 1 Shangdi East Road, Haidian District
Beijing 100085, People's Republic of China

    Re: Perfect World Co., Ltd.
          Form 20-F for the fiscal year ended December 31, 2009
          File No. 001-33587

Dear Mr. Chi:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Craig Wilson
          Senior Assistant Chief Accountant

cc: Via facsimile at +852 3910 4850
       Z. Julie Gao, Esq.